March 26, 2025

Lawrence Kenyon
Chief Financial Officer and Interim Chief Executive Officer
Outlook Therapeutics, Inc.
111 S. Wood Avenue, Unit #100
Iselin, NJ 08830

       Re: Outlook Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 20, 2025
           File No. 333-285973
Dear Lawrence Kenyon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Courtney M.W. Tygesson